Exhibit 99.1

Execution Version

Fortis Inc.

US$500,000,000 6.625% Fixed-to-Fixed Rate Junior Subordinated Notes due 2057

US$500,000,000 6.875% Fixed-to-Fixed Rate Junior Subordinated Notes due 2057

Underwriting Agreement

New York, New York
September 9, 2026

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

Wells Fargo Securities, LLC

BofA Securities, Inc.

As Representatives of the several Underwriters,

c/o Morgan Stanley & Co. LLC
1585 Broadway, 29th Floor
New York, New York 10036

c/o MUFG Securities Americas Inc.
1221 Avenue of the Americas, 6th Floor
New York, New York 10020

c/o Wells Fargo Securities, LLC
550 South Tryon Street, 5th Floor
Charlotte, North Carolina 28202

c/o BofA Securities, Inc.
One Bryant Park
New York, New York 10036

Ladies and Gentlemen:

Fortis Inc., a corporation continued under the laws of Newfoundland and Labrador (the “Company”), proposes to sell to the several underwriters named in Schedule I hereto (the “Underwriters”), for whom you (the “Representatives”) are acting as representatives, (i) US$500,000,000 principal amount of its 6.625% fixed-to-fixed rate junior subordinated notes due 2057 (the “NC5 Notes”) and (ii) US$500,000,000 principal amount of its 6.875% fixed-to-fixed rate junior subordinated notes due 2057 (the “NC10 Notes” and, together with the NC5 Notes, the “Securities”). The Securities will be issued pursuant to an indenture dated as of October 4, 2016 (the “Principal Indenture”), among the Company, The Bank of New York Mellon, as United States trustee (the “U.S. Trustee”), and Computershare Advantage Trust of Canada (formerly known as BNY Trust Company of Canada), as Canadian trustee (the “Canadian Trustee” and, together with the U.S. Trustee, the “Trustees”), as amended and supplemented by a second supplemental indenture thereto relating to the NC5 Notes to be dated as of the Closing Date, among the Company and the Trustees (the “Second Supplemental Indenture” and together with the Principal Indenture, as so amended and supplemented, the “NC5 Note Indenture”) and a third supplemental indenture thereto relating to the NC10 Notes to be dated as of the Closing Date, among the Company and the Trustees (the “Third Supplemental Indenture” and together with the Principal Indenture, as so amended and supplemented, the “NC10 Note Indenture” and together with the NC5 Note Indenture, the “Indentures” and each an “Indenture”). Certain terms used herein are defined in Section 22 hereof.

The Company has prepared and filed with the Ontario Securities Commission (the “Reviewing Authority”) a short form base shelf prospectus dated December 9, 2024, in both the English and French languages, unless the context otherwise requires (the “Canadian Basic Prospectus”), with respect to the offering and issuance of common shares, first preference shares, second preference shares, subscription receipts and debt securities, including the Securities, in accordance with Canadian Securities Laws, including National Instrument 44-101 - Short Form Prospectus Distributions (“NI 44-101”) and Companion Policy 44-101CP, National Instrument 44-102 - Shelf Distributions (“NI 44-102”) and Companion Policy 44-102CP, and OSC Rule 44-502 - Extension to Ontario Instrument 44-501 Certain Prospectus Requirements for Well-known Seasoned Issuers (the “WKSI Blanket Order” and collectively with NI 44-101 and NI 44-102, the “Shelf Procedures”). A receipt for the Canadian Basic Prospectus was issued in Ontario by the Reviewing Authority dated December 9, 2024, which receipt is deemed pursuant to Canadian Securities Laws to also be the receipt for the Canadian Basic Prospectus issued by the Canadian Securities Regulators in each of the other provinces of Canada. The term “Canadian Securities Laws” means the securities laws in each of the provinces of Canada and the respective rules and regulations established under such securities laws, together with the applicable published policy statements, instruments, blanket orders and blanket rulings issued or adopted by the securities commission or securities regulatory authority in each such province (collectively, the “Canadian Securities Regulators” and each a “Canadian Securities Regulator”). The term “Canadian Final Prospectus” means the final prospectus supplement relating to the offering of the Securities filed with the Canadian Securities Regulators after the Execution Time (as defined below), together with the Canadian Basic Prospectus, including all documents incorporated therein by reference, in both the English and French languages, unless the context otherwise requires.

The Company has also filed with the SEC a registration statement on Form F-10 (File No. 333-283687) providing for the registration of common shares, first preference shares, second preference shares, subscription receipts and debt securities, including the Securities, under the Act. Such registration statement and any post-effective amendment thereto, in each case including the Canadian Basic Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) each in the form heretofore delivered or to be delivered to the Underwriters, including exhibits to such registration statement and all documents incorporated by reference in the Canadian Basic Prospectus contained therein, has become effective pursuant to Rule 467 under the Act. The various parts of such registration statement, including all exhibits thereto and the documents incorporated by reference in the Canadian Basic Prospectus contained in the registration statement at the time such part of the registration statement became effective but excluding the Form T-1 (as defined below) of the U.S. Trustee, each as amended at the time such part of the registration statement became effective and including any post-effective amendment thereto, and including any prospectus supplement relating to the Securities that is filed with the SEC and deemed part of such registration statement, are hereinafter collectively called the “Registration Statement.” The Canadian Basic Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) included in the Registration Statement shall be referred to herein as the “U.S. Basic Prospectus.” The U.S. Basic Prospectus, as filed together with the prospectus supplement relating to the offering of the Securities first filed with the SEC pursuant to General Instruction II.L. of Form F-10, including all documents incorporated therein by reference, after the Execution Time, is referred to herein as the “U.S. Final Prospectus.”

The Company has prepared and filed with the SEC an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement (the “Form F-X”). The Company has also caused the U.S. Trustee to prepare and file with the SEC a Statement of Eligibility under the Trust Indenture Act of 1939, as amended, on Form T-1 (the “Form T-1”).

All references in this Agreement to financial statements and schedules and other documents and information which is “contained,” “included” or “stated” (or other references of like import) in the Registration Statement, the U.S. Basic Prospectus, any U.S. Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Basic Prospectus, any Canadian Preliminary Prospectus or the Canadian Final Prospectus shall be deemed to mean and include all such financial statements and schedules and other documents and information which is incorporated by reference therein as of the date of such Registration Statement, U.S. Basic Prospectus, U.S. Preliminary Prospectus, U.S. Final Prospectus, Canadian Basic Prospectus, Canadian Preliminary Prospectus or Canadian Final Prospectus, as the case may be. Any reference herein to the Registration Statement, U.S. Basic Prospectus, any U.S. Preliminary Prospectus, or the U.S. Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 4 of Form F-10 which were filed under the Exchange Act, on or before the issue date of such U.S. Basic Prospectus, U.S. Preliminary Prospectus or U.S. Final Prospectus and any reference to the Canadian Basic Prospectus, any Canadian Preliminary Prospectus or the Canadian Final Prospectus shall be deemed to refer to and include the documents incorporated or deemed to be incorporated by reference therein pursuant to Canadian Securities Laws on or before the date of such Canadian Basic Prospectus, Canadian Preliminary Prospectus or Canadian Final Prospectus, as the case may be; and any reference herein to the terms “amend”, “amendment” or “supplement” with respect to the U.S. Basic Prospectus, any U.S. Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Basic Prospectus, any Canadian Preliminary Prospectus or the Canadian Final Prospectus shall be deemed to refer to and include the filing of any document under the Exchange Act or Canadian Securities Laws, as applicable, after the issue date of the U.S. Basic Prospectus, any U.S. Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Basic Prospectus, any Canadian Preliminary Prospectus or the Canadian Final Prospectus, as the case may be, that purports to amend or supplement any such document.

1.             Representations and Warranties. The Company hereby represents and warrants to, and agrees with, each Underwriter, as of the date of this underwriting agreement (this “Agreement”), as set forth below in this Section 1.

(a)            The Company meets the general eligibility requirements for use of Form F-10 under the Act and is eligible to use the Shelf Procedures. At the time of filing of the Canadian Basic Prospectus, the Company satisfied the conditions to use the exemptions from certain prospectus requirements set out in the WKSI Blanket Order. No order suspending the distribution of the Securities has been issued by the Canadian Securities Regulators or any court and no proceedings for that purpose are pending or, to the knowledge of the Company, are contemplated by the Canadian Securities Regulators, and any request on the part of any of the Canadian Securities Regulators for additional information in relation to the Canadian Basic Prospectus has been complied with. The Registration Statement, in the form delivered to the Representatives, has become effective under the Act and no stop order suspending the effectiveness of the Registration Statement has been issued under the Act and no proceedings for that purpose are pending or, to the knowledge of the Company, are contemplated by the SEC, and any request on the part of the SEC for additional information in relation to the Registration Statement has been complied with.

(b)            (i) At its date and on the Closing Date (as defined herein), each of the Canadian Basic Prospectus and the Canadian Final Prospectus complied or will comply with Canadian Securities Laws (including the Shelf Procedures); (ii) on the Effective Date, the U.S. Basic Prospectus conformed to the Canadian Basic Prospectus, and at its date and at the Closing Date, the U.S. Final Prospectus will conform to the Canadian Final Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC; (iii) on the Effective Date, the Registration Statement complied and, at the Closing Date, will comply, with the requirements of the Act and the applicable requirements of the 1939 Act; (iv) the Registration Statement, on the Effective Date and as of the Execution Time, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (v) the U.S. Final Prospectus, as of its date and as of the Closing Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; (vi) at its date and at the Closing Date, the Canadian Final Prospectus and any amendment or supplement thereto will constitute full, true and plain disclosure of all material facts relating to the Securities, as interpreted under Canadian Securities Laws; (vii) (A) the Disclosure Package (as defined herein) and (B) each electronic road show, when taken together with the Disclosure Package, as of the Execution Time, did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; (viii) each Issuer Free Writing Prospectus (as defined herein) does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein and any prospectus supplement deemed to be a part thereof that has not been superseded or modified; and if there occurs an event or development as a result of which the Disclosure Package would include an untrue statement of a material fact or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, the Company will notify promptly the Representatives so that any use of the Disclosure Package may cease until it is amended or supplemented; provided, however, that the representations and warranties contained in clauses (iv), (v), (vi), (vii) and (viii) above do not apply to statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by the Underwriters through the Representatives expressly for use in the Registration Statement, the Canadian Basic Prospectus, the U.S. Basic Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus, or the Disclosure Package or to the Form T-1 of the U.S. Trustee, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8 hereof.

(c)            The Company has not distributed and will not distribute, prior to the later of the Closing Date and the completion of the Underwriters’ distribution of the Securities, any offering material in connection with the offering and sale of the Securities other than the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Preliminary Prospectus, the U.S. Final Prospectus, the Offering Marketing Materials and any other Marketing Materials reviewed and consented to by the Representatives. Such Offering Marketing Materials and any other Marketing Materials so consented to by the Representatives, when taken together with the Canadian Preliminary Prospectus, as of the date hereof did not, and when taken together with the Canadian Final Prospectus at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The foregoing sentence does not apply to statements in or omissions from the Offering Marketing Materials based upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8 hereof.

(d)            The documents incorporated or deemed to be incorporated by reference in the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, at the time they were or at the time they are hereafter filed with the SEC or the Canadian Securities Regulators complied and will comply in all material respects with the requirements of Canadian Securities Laws and the Exchange Act, as applicable.

(e)            The Canadian Basic Prospectus, any Canadian Preliminary Prospectus, the Canadian Final Prospectus and any amendments or supplements thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Canadian Securities Regulators in electronic format on the System for Electronic Data Analysis and Retrieval + (“SEDAR+”), except to the extent permitted by Canadian Securities Laws. The Registration Statement, any U.S. Preliminary Prospectus, any Issuer Free Writing Prospectus, the U.S. Final Prospectus and any amendments or supplements thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the SEC pursuant to its Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), except to the extent permitted by Regulation S-T.

(f)             Each Issuer Free Writing Prospectus does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein, that has not been or has not been deemed to be superseded or modified. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8 hereof.

(g)            All documents filed by the Company pursuant to Sections 13 or 15(d) of the Exchange Act and incorporated or deemed to be incorporated by reference into the Registration Statement, any U.S. Preliminary Prospectus, the Disclosure Package or U.S. Final Prospectus, when they became effective or were filed with the SEC, as the case may be, complied in all material respects with the applicable requirements of the Exchange Act and were filed on a timely basis with the SEC, and none of such documents as of the date it was filed contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(h)            The Company has been duly continued and is validly existing under the laws of Newfoundland and Labrador and has all corporate power, capacity and authority to carry on its business as now carried on and presently proposed to be conducted as described in the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package and to own and lease its properties and assets as described in the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package in each jurisdiction in which it carries on or proposes to carry on its business or owns, leases, or operates or proposes to own, lease or operate its properties and assets.

(i)              Each Material Subsidiary (as defined below) has been duly incorporated or otherwise formed and organized and is validly existing under the laws of its jurisdiction of incorporation or formation and has all corporate, partnership or limited liability company power, capacity and authority to carry on its business as now carried on and presently proposed to be conducted as described in the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package; the Company owns, directly or indirectly, all of the issued and outstanding shares of each of its subsidiaries, except as described in the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package and, subject to certain share transfer restrictions contained in legislation applicable to such subsidiaries, all such shares owned by the Company are free and clear of any pledge, lien, security interest, charge, claim or encumbrance (except for any encumbrances granted by subsidiaries of the Company in favor of the Company or another wholly owned subsidiary of the Company). Other than FortisBC Energy Inc., UNS Energy Corporation and ITC Holdings Corp. (collectively, the “Material Subsidiaries” and each a “Material Subsidiary”), and subsidiaries that are solely holding companies and do not directly own any operating assets, carry on any active business or engage in any financing activities (except for financing activities solely related to intercorporate transactions or to the indebtedness of an operating subsidiary of such holding company), there is no subsidiary of the Company for which the amount of the Company’s share of such subsidiary’s shareholders’ equity therein exceeds 10% of the shareholders’ equity of the Company or the amount of the Company’s share of the total assets therein exceeded 10% of the Company’s total assets as of the last day of the most recently completed fiscal quarter for which financial statements are available.

(j)              The Company has an authorized capitalization as set forth in the Registration Statement, the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus.

(k)            There is no franchise, contract or other document of a character required to be described in the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package, or to be filed as an exhibit thereto, which is not described or filed as required; and the statements in the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package under the headings “Canadian Federal Income Tax Considerations,” “United States Federal Income Tax Considerations,” “Description of the Notes,” “Description of the Indenture” and “Enforceability of Civil Liabilities”, as applicable, insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries of such legal matters, agreements, documents or proceedings.

(l)              The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and this Agreement has been duly authorized, executed and delivered by the Company.

(m)              The Securities have been duly authorized, and, when the Securities are issued, duly authenticated by the Trustees and delivered pursuant to this Agreement, upon payment for the Securities by the Representatives to the Company, will constitute valid and legally binding obligations enforceable in accordance with their terms against the Company entitled to the benefits provided by the applicable Indenture; each of the Principal Indenture, the Second Supplemental Indenture and the Third Supplemental Indenture, on the Closing Date, will be validly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the Trustees) will constitute a valid and legally binding instrument enforceable against the Company in accordance with its terms, except as the enforceability of the Securities may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyances or transfer, moratorium or other similar laws relating to or affecting creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law) and to the provisions of the Currency Act (Canada) or to the usury provisions of the Criminal Code (Canada) and except as set out in the opinion of Davies Ward Phillips & Vineberg LLP (New York, New York), United States counsel for the Company, delivered in accordance with Section 6(b) hereof; no registration, filing or recording of the Indentures under the laws of Canada or the Province of Newfoundland and Labrador is necessary in order to preserve or protect the validity or enforceability of the Indentures or the Securities issued thereunder, as applicable; and the Indentures and the Securities will conform, in all material respects to the descriptions thereof contained in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package. The Indentures will conform in all material respects to the requirements of, and have been duly qualified under, the 1939 Act and the Act.

(n)            No consent, approval, authorization, filing with or order of any court or governmental agency or body is required in connection with the transactions contemplated herein, except in respect of the filing of the Indentures on SEDAR+ and except such as (i) have been obtained, taken or made under the Act, Canadian Securities Laws, the Corporations Act (Newfoundland and Labrador), and the 1939 Act, (ii) may be required under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Securities by the Underwriters in the manner contemplated herein and in the Registration Statement, the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus and (iii) may be required by FINRA or CIRO.

(o)            The Company is not in default or breach of, and the execution, delivery, performance and compliance of or with the terms of this Agreement and the distribution of the Securities by the Company will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under, (i) any term or provision of the articles, by-laws or resolutions of the directors (or any committee thereof) or the shareholders of the Company, or its subsidiaries, as applicable; (ii) in any material respect, any material mortgage, note, indenture, contract, agreement, instrument, lease or other document of which any of the Company, or its subsidiaries, is a party or by which it is bound; or (iii) in any material respect, any judgment, decree, order, statute, rule or regulation applicable to the Company.

(p)            None of the Company or the Material Subsidiaries is in violation of its constating documents or its by-laws, in any material respect; and none of the Company or its Material Subsidiaries is in default in the performance or observation of any obligation, agreement, covenant, or condition contained in any contract, indenture, mortgage, loan agreement, note or other instrument to which it is a party or by which it may be bound or to which any of its properties or assets is subject which would have a material adverse effect on the Company and its subsidiaries taken as a whole (“Material Adverse Effect”).

(q)            The audited comparative consolidated financial statements of the Company, including the report of Deloitte LLP (the “Company’s Auditors”) and notes in respect thereof, and the unaudited comparative consolidated financial statements and notes in respect thereof incorporated by reference in the Registration Statement, the Canadian Preliminary Prospectus, the U.S. Preliminary Prospectus, the Canadian Final Prospectus and the U.S. Final Prospectus present fairly in all material respects the financial condition, results of operations and cash flows of the Company as of the dates and for the periods indicated, comply as to form with the applicable accounting requirements of Canadian Securities Laws and the Act and have been prepared in conformity with U.S. generally accepted accounting principles, in each case applied on a consistent basis throughout the periods involved (except as otherwise noted therein). Any selected financial data set forth in the Registration Statement, the Canadian Preliminary Prospectus, the U.S. Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package fairly presents, on the basis stated therein, the information included therein. No other financial statements are required to be included or incorporated by reference in the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package.

(r)             Except as disclosed in each of the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, there is no action, suit or proceeding (whether or not purportedly by or on behalf of, the Company or the Company’s subsidiaries) pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its subsidiaries at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency having jurisdiction over the Company or any of its subsidiaries, domestic or foreign, which in any way materially adversely affects or could reasonably be expected to materially adversely affect the business, operations or condition of the Company (financial or otherwise).

(s)             The Company’s Auditors have certified certain financial statements of the Company and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements included or incorporated by reference in the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, and are independent chartered accountants with respect to the Company within the meaning of Canadian Securities Laws and independent public accountants within the meaning of the Act and the applicable published rules and regulations thereunder.

(t)              No labor problem or dispute with the employees of the Company or any of its subsidiaries exists or is threatened or imminent and neither the Company nor any of its subsidiaries has received any notice of cancellation or termination with respect to any collective bargaining agreement to which it is a party, except such as would not in either case, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(u)            The Company and its Material Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as the Company believes are prudent and customary for the businesses in which they are engaged; all policies of insurance and fidelity or surety bonds insuring the Company or any of its subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have a Material Adverse Effect; the Company and its subsidiaries are in compliance with the terms of such policies and instruments in all material respects, except where such non-compliance would not reasonably be expected to have a Material Adverse Effect; neither the Company nor any such subsidiary has been refused any insurance coverage sought or applied for, except where such refusal would not reasonably be expected to have a Material Adverse Effect; and neither the Company nor any such subsidiary has received written notice of non-renewal of any material policy of the Company or any subsidiary except in those situations where the Company believes it will be able to obtain similar coverage from similar insurers at market rates.

(v)            Each of the Company and its subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations in each jurisdiction in which it carries on a material portion of its business and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates any material portion of its properties or carries on any material portion of its business to enable its business and assets to be owned, leased and operated (including holding in good standing all permits, licenses, franchises and approvals required by the Canadian Energy Regulator, the U.S. Federal Energy Regulatory Commission and each other federal, provincial, state or local governmental body or agency responsible for the regulation of the generation, transportation or delivery of natural gas, oil, electricity or other specially regulated commodities or services including pipelines, transmission and distribution lines, storage facilities and related facilities and equipment, or where required, the import or export of such commodities or services, in any jurisdiction where the Company and its subsidiaries conduct their electric and gas utilities related activities, and no revocation or limitation of any such permit, license, franchise or approval is pending or, to the knowledge of the Company, threatened and neither the Company nor any of its subsidiaries is in default or violation of any such permit, license, franchise or approval), except to the extent that the failure to so comply or to be so licensed, registered or qualified would not have a Material Adverse Effect, and all such licenses, registrations or qualifications which are material are valid and existing in good standing.

(w)             (A) The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with United States generally accepted accounting principles and to maintain accountability for assets; (iii) access to its assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to differences; and (v) material information relating to it is made known to those within the Company responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by applicable securities laws; and (B) the Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act and Canadian Securities Laws) that comply with the requirements of the Exchange Act and Canadian Securities Laws; such disclosure controls and procedures have been designed to ensure that material information relating to the Company is made known to the Company’s principal executive officer and principal financial officer by others within those entities; such disclosure controls and procedures were effective as of June 30, 2026.

(x)            The Company has not taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(y)            Except as set forth in the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, the Company and its subsidiaries, are (i) in substantial compliance with all applicable Environmental Laws (as defined below), (ii) have received and are in substantial compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a Material Adverse Effect, whether or not arising from transactions in the ordinary course of business. Except as set forth in the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, neither the Company nor any of its subsidiaries, has been named as a “potentially responsible party” under the United States Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or under any similar Canadian legislation.

(z)            The Company is, to the extent applicable, in compliance in all material respects with the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 402 relating to loans and Sections 302 and 906 relating to certifications.

(aa)             (A) None of the Company nor any of its subsidiaries, or any director, officer, agent, employee, affiliate or other person associated with or acting on behalf of the Company or any of its subsidiaries, has: (i) made or provided any unlawful contribution or gift or paid for or provided any unlawful entertainment or expense relating in either case to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, to the extent applicable to the Company or such subsidiary; (iv) violated or is in violation of any provision of the Corruption of Foreign Public Officials Act (Canada), to the extent applicable to the Company or such subsidiary; or (v) made or provided any bribe, rebate, payoff, influence payment, kickback or other unlawful payment; and (B) neither the Company nor any of its subsidiaries will use, directly or indirectly, the proceeds of the offering of the Securities in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of any applicable anti-corruption laws.

(bb)             The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with the requirements of applicable anti-money laundering laws, including, but not limited to, the Bank Secrecy Act of 1970, as amended by the USA Patriot Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Part II.1 of the Criminal Code (Canada) and, in each case, the rules and regulations promulgated thereunder, and the anti-money laundering laws of the various jurisdictions in which the Company and its subsidiaries conduct business (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(cc)              None of the Company, any of its subsidiaries or any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is (i) currently the subject or the target of any sanctions administered or enforced by the U.S. Government, including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury, His Majesty’s Treasury, Global Affairs Canada or other relevant sanctions authority (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is, or whose government is, the subject of comprehensive territorial Sanctions (including, without limitation, the Crimea, so-called Donetsk People’s Republic and so-called Luhansk People’s Republic regions of Ukraine, Cuba, Iran, and North Korea). The Company will not directly or indirectly use the proceeds of the offering of the Securities, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person, or in any country or territory, that, at the time of such funding, is the subject or the target of Sanctions or (ii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions. The Company and its subsidiaries (a) have not, since the more recent of April 24, 2019 or 10 years prior to the date of this Agreement, engaged in, (b) are not now engaged in, and (c) will not engage in, any dealings or transactions with any person, or in any country or territory, that at the time of the dealing or transaction is or was, or whose government is or was, the subject of Sanctions, and have instituted and maintained, and will continue to institute and maintain, policies and procedures reasonably designed to ensure compliance with applicable Sanctions.

(dd)             To the knowledge of the Company, (A) there has been no security breach or incident, unauthorized access or disclosure, or other compromise of or relating to any of the Company’s and its subsidiaries’ information technology and computer systems, networks, hardware, software, data and databases (including the data and information of their respective customers, employees, suppliers, vendors and any third party data maintained, processed or stored by the Company and its subsidiaries, and any such data processed or stored by third parties on behalf of the Company and its subsidiaries), equipment or technology (collectively, “IT Systems and Data”); (B) neither the Company nor its subsidiaries have been notified of, and each of them have no knowledge of any event or condition that could result in, any security breach or incident, unauthorized access or disclosure or other compromise to their IT Systems and Data; and (C) the Company and its subsidiaries are presently in material compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except in the case of (A) or (B), as would not reasonably be expected to have a Material Adverse Effect. The Company and its subsidiaries have implemented controls, policies, procedures, and technological safeguards to maintain and protect the integrity, continuous operation, redundancy and security of their IT Systems and Data that the Company believes are reasonably consistent with industry standards and practices, or as required by applicable regulatory standards.

(ee)             Except as set forth in the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package: (i) the Company and the Material Subsidiaries have good and marketable title to all real property and good title to all personal property owned by them which is material to the business of the Company and the Material Subsidiaries, taken as a whole, in each case free and clear of all liens, encumbrances and defects, except (A) such as are described in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, (B) such as are permitted under the Company’s debt agreements and indentures, or (C) such as are not material in amount or do not in the aggregate materially interfere with the use made and proposed to be made of such properties by the Company and its subsidiaries; and (ii) any material real property and buildings held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases, the terms of which do not materially interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries, except in all such cases where the failure to have such title, to be free and clear of such liens, encumbrances or defects, or to hold such leases would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect.

(ff)            Neither the issuance, sale and delivery of the Securities nor the application of the proceeds thereof by the Company as described in each of the Registration Statement, the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus will violate Regulation T, U or X of the Board of Governors of the Federal Reserve System.

(gg)             The Company and its subsidiaries own, possess, license or have other rights to use, on reasonable terms, all patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, know-how and other intellectual property (collectively, the “Intellectual Property”) necessary for the conduct of the Company’s business as now conducted or as proposed to be conducted and to the Company’s knowledge (a) there is no material infringement by third parties of any such Intellectual Property; and (b) there is no pending or threatened action, suit, proceeding or claim by others challenging the Company’s rights in or to any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim, except in all such cases where the failure to own, possess, license or have other rights to use such Intellectual Property or such an infringement or action, suit, proceeding or claim would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect.

(hh)             The Company is a “reporting issuer” or the equivalent thereof in each of the provinces of Canada where such concept exists; the Company is subject to and has been subject to the requirements of Section 12 or 15(d) of the Exchange Act and has filed all the material required to be filed pursuant to Sections 13 or 15(d) of the Exchange Act for the last 12 calendar months; no material change relating to the Company has occurred with respect to which the requisite material change report has not been filed on a non-confidential basis with all relevant securities regulatory authorities (unless originally filed on a confidential basis and subsequently made non-confidential).

(ii)            (i) The Company and each of its Material Subsidiaries has, on a timely basis, filed all necessary tax returns and notices and has paid or made provision for all applicable taxes of whatever nature for all tax years to the date hereof to the extent such taxes have become due or have been alleged to be due, except to the extent that the failure to do any of the foregoing would not be expected to have a Material Adverse Effect; and (ii) the Company is not aware of any material tax deficiencies or material interest or penalties accrued or accruing or alleged to be accrued or accruing, thereon with respect to itself or any Material Subsidiary which have not otherwise been provided for by the Company, except to the extent that any such deficiency, interest or penalty would not be expected to have a Material Adverse Effect.

(jj)            No consent, approval, authorization or order of registration, qualification, recording or filing with the U.S. Federal Energy Regulatory Commission is required to be obtained or made by the Company pursuant to the provisions of the Natural Gas Act, 15 U.S.C. §§ 717, et seq., the Federal Power Act, 16 U.S.C. §§ 791a, et seq., the Interstate Commerce Act, 49 U.S.C. App. §§ 1, et seq., and regulations thereunder as a condition to the (i) issuance, sale or delivery by the Company of the Securities pursuant to this Agreement or (ii) execution and delivery by the Company of this Agreement or the performance of its obligations hereunder.

(kk)             Except as has been disclosed in the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package, subsequent to June 30, 2026, there has not been any material adverse change, actual or to the knowledge of the Company, pending, in the capital, assets, liabilities (absolute, accrued, contingent or otherwise), earnings, business, operations or condition (financial or otherwise) or results of the operations of the Company and its subsidiaries (taken as a whole).

(ll)            The Company is not and, after giving effect to the offering of the Securities and the application of the net proceeds as described in the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, will not be an “investment company” as defined in the United States Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

Any certificate signed by any officer of the Company and delivered to the Representatives in connection with the offering of the Securities shall be deemed a representation and warranty by the Company, as to matters covered thereby, to each Underwriter.

2.             Purchase and Sale. Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company agrees to sell to each Underwriter, and each Underwriter agrees, severally and not jointly, to purchase from the Company (i) at a purchase price of 100.000% of the principal amount thereof, plus accrued interest, if any, on the NC5 Notes from September 21, 2026, to the Closing Date (as defined below), the principal amount of the NC5 Notes set forth opposite such Underwriter’s name in Schedule I hereto, and (ii) at a purchase price of 100.000% of the principal amount thereof, plus accrued interest, if any, on the NC10 Notes from September 21, 2026, to the Closing Date (as defined below), the principal amount of the NC10 Notes set forth opposite such Underwriter’s name in Schedule I hereto. In consideration of the Underwriters’ agreement to purchase the Securities from the Company in accordance herewith, the Company agrees to pay the Underwriters as provided for in Section 3 below a fee equal to 1.000% of the principal amount thereof, in the case of the NC5 Notes, and 1.000% of the principal amount thereof, in the case of the NC10 Notes, (the “Underwriting Fee”).

3.             Delivery and Payment. Delivery of and payment for the Securities shall be made at 9:00 AM, New York City time, on September 21, 2026, or at such time on such later date not more than two Business Days after the foregoing date as the Representatives shall designate, which date and time may be postponed by agreement between the Representatives and the Company or as provided in Section 9 hereof (such date and time of delivery and payment for the Securities being herein called the “Closing Date”). Delivery of the Securities shall be made to the Representatives for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representatives of the purchase price thereof, net of the Underwriting Fee, to or upon the order of the Company by wire transfer payable in same-day funds to an account specified by the Company. Delivery of the Securities shall be made through the facilities of The Depository Trust Company unless the Representatives shall otherwise instruct.

4.             [Reserved]

5.             Agreements. The Company agrees with the several Underwriters that:

(a)            Prior to the termination of the offering of the Securities, the Company will not file any amendment of the Registration Statement, the Canadian Basic Prospectus, the U.S. Basic Prospectus, any Canadian Preliminary Prospectus, any U.S. Preliminary Prospectus, the Canadian Final Prospectus or the U.S. Final Prospectus, or any amended Canadian Basic Prospectus, U.S. Basic Prospectus, Canadian Preliminary Prospectus, U.S. Preliminary Prospectus, Canadian Final Prospectus or U.S. Final Prospectus unless the Company has furnished the Representatives a copy for the Representatives’ review prior to filing and will not file any such proposed amendment or supplement to which the Representatives reasonably objects. Subject to the foregoing sentence, the Company will prepare the Canadian Final Prospectus and the U.S. Final Prospectus in relation to the applicable Securities in a form not reasonably objected to by the Representatives and shall file (i) such Canadian Final Prospectus with the Canadian Securities Regulators in accordance with the Shelf Procedures and (ii) such U.S. Final Prospectus with the SEC pursuant to General Instruction II.L. of Form F-10 not later than the SEC’s close of business on the Business Day following the date of the filing thereof with the Canadian Securities Regulators. The Company will promptly fulfil and comply with Canadian Securities Laws required to be fulfilled or complied with by the Company to enable the Securities to be lawfully distributed to the public in each of the provinces of Canada through the Underwriters, any affiliate through which any Underwriter may be acting or any other investment dealers registered as such in each of the provinces of Canada, including with respect to the filing of any template version of Marketing Materials that has been approved by the Company and the Representatives, in the manner permitted by Canadian Securities Laws.

(b)            The Company will prepare and file a final term sheet in the form attached hereto as Schedule III and will file such term sheet in accordance with the provisions of Rule 433(d) under the Act and will promptly file all material required to be filed by the Company with the SEC pursuant to Rule 433(d) under the Act. The Company will promptly file all reports required to be filed by it with the Canadian Securities Regulators pursuant to Canadian Securities Laws and the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act for so long as the delivery of a prospectus (or in lieu thereof, a notice referred to in Rule 173(a)) is required under the Act in connection with the offering or sale of the Securities. During such same period, the Company will advise the Representatives, promptly after it receives notice thereof, (i) of the time when any amendment to the Canadian Final Prospectus has been filed, (ii) when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the Canadian Basic Prospectus or any amended Canadian Final Prospectus or U.S. Final Prospectus has been filed with the Canadian Securities Regulators or the SEC, (iii) of the issuance by any Canadian Securities Regulator or the SEC of any stop order or of any order preventing or suspending the use of any prospectus relating to the Securities, (iv) of the suspension of the qualification of such Securities for offering or sale in any jurisdiction, (v) of the initiation or threatening of any proceeding for any such purpose, or (vi) of any request by the Canadian Securities Regulators or the SEC for the amending or supplementing of the Registration Statement, the Canadian Final Prospectus or the U.S. Final Prospectus or for additional information relating to the Securities. The Company will use commercially reasonable efforts to prevent the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Securities or the suspension of any such qualification and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to use commercially reasonable efforts to obtain as soon as possible the withdrawal of such order.

(c)            If, at any time when a prospectus relating to the Securities is required to be delivered under the Act, any event occurs as a result of which the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package, each as then supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or if it shall be necessary to amend the Registration Statement or supplement the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package to comply with Canadian Securities Laws, the Act, the 1939 Act or the Exchange Act, or the respective rules thereunder, the Company promptly will (i) notify the Representatives of any such event; (ii) within a reasonable amount of time prepare and file with the Canadian Securities Regulators and the SEC, subject to the first sentence of paragraph (a) of this Section 5, an amendment or supplement which will correct such statement or omission or effect such compliance; and (iii) supply any supplemented Canadian Final Prospectus, U.S. Final Prospectus and Disclosure Package to the Representatives in such quantities as the Representatives may reasonably request.

(d)            As soon as practicable, the Company will make generally available to its security holders and to the Representatives (it being understood that filings on SEDAR+ and EDGAR satisfy this requirement) an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the Act and Rule 158 under the Act.

(e)            The Company will furnish upon request to the Representatives and counsel for the Underwriters, without charge, signed copies of the Registration Statement (including exhibits thereto) and to each other Underwriter a copy of the Registration Statement (without exhibits thereto) and, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), electronic copies (in portable document format (PDF)) of each of the Canadian Basic Prospectus, the U.S. Basic Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus, each Issuer Free Writing Prospectus and the Disclosure Package and any supplement thereto as the Representatives may reasonably request, or, at the request of the Representatives, such number of printed copies thereof as the Representatives may reasonably request for regulatory purposes or for distribution to Underwriters who request physical copies. The Company will pay the customary and reasonable expenses of printing, electronic production and other production and delivery of all documents relating to the offering.

(f)             The Company will endeavor to qualify the Securities for sale under the laws of the applicable states of the United States, without the requirement to file any registration statement or similar document other than the Registration Statement, as the Underwriters may reasonably request and will maintain such qualifications in effect for so long as required for the distribution of the Securities; provided that in no event shall the Company be obligated to (i) qualify as a foreign corporation or other entity or as a dealer in securities or to become subject to taxation in any jurisdiction where it is not now so qualified or so subject or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Securities, in any jurisdiction where it is not now so subject or (ii) qualify or register the Securities under, or become subject to ongoing reporting or other similar obligations under, the applicable securities laws of any jurisdiction outside of the United States or Canada.

(g)            Until the Closing Date, the Company will not, without the prior written consent of the Representatives, offer, sell, or contract to sell, directly or indirectly, any debt securities issued or guaranteed by the Company (other than the Securities) or publicly announce an intention to effect any such transaction. For greater certainty, the foregoing shall not (i) restrict or prevent the Company or any of its subsidiaries from (A) entering into revolving or term credit or letter of credit agreements, facilities or arrangements with financial institutions or amending any such agreements, facilities or arrangements, (B) issuing commercial paper in the ordinary course of business, or (C) incurring intercorporate indebtedness owed to the Company or any of its subsidiaries, nor (ii) prevent any subsidiary of the Company from selling or publicly announcing its intention to sell debt securities provided that such debt securities are not guaranteed by the Company.

(h)            The Company will furnish to the U.S. Trustee of the Securities reports and other information in accordance with the requirements specified in Section 704 of the Principal Indenture.

(i)              The Company will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws, the Universal Market Integrity Rules administered by CIRO or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(j)              The Company agrees to pay the costs and expenses relating to the following matters: (i) the preparation and filing with the SEC and Canadian Securities Regulators of the Registration Statement (including financial statements and exhibits thereto), the Form F-X, each of the Canadian Basic Prospectus, the U.S. Basic Prospectus, any Canadian Preliminary Prospectus, any U.S. Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus and each Issuer Free Writing Prospectus and each amendment or supplement to any of them, as applicable (in the English and in the French language to the extent required to comply with applicable laws); (ii) the printing (or reproduction) and delivery (including postage, air freight charges and charges for counting and packaging) of such copies of the Registration Statement, each of the Canadian Basic Prospectus, the U.S. Basic Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package and each amendment or supplement to any of them, as may, in each case, be reasonably requested for use in connection with the offering and sale of the Securities (in the English and in the French language to the extent required to comply with applicable laws); (iii) the preparation, printing, authentication, issuance and delivery of certificates for the Securities, including any stamp or transfer taxes in connection with the original issuance and sale of the Securities to, or the offer or sale of the Securities by, the Underwriters; (iv) the reproduction and delivery of this Agreement, the Indentures, any blue sky memorandum and all other agreements or documents reproduced and delivered in connection with the offering of the Securities; (v) any registration or qualification of the Securities for offer and sale under the securities or blue sky laws of the several states (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such registration and qualification); (vi) any filings required to be made with FINRA, CIRO or applicable securities regulatory authorities (including filing fees, levies and the reasonable fees and expenses of counsel for the Underwriters relating to such filings, as applicable); (vii) the transportation and other expenses incurred by or on behalf of Company representatives (other than the Representatives) in connection with presentations to prospective purchasers of the Securities; (viii) the fees and expenses of the Company’s accountants and the fees and expenses of counsel (including local and special counsel) for the Company; (ix) the fees and expenses of the Trustees and any agent of the Trustees and the fees and disbursements of counsel for the Trustees in connection with the Indentures and the Securities; (x) any fees charged by securities rating services for rating the Securities; and (xi) all other costs and expenses of the Company and its representatives (other than the Representatives) incident to the performance by the Company of its obligations hereunder.

(k)            The Company and the Underwriters, severally and not jointly, agree that, unless each of them has or shall have obtained, as the case may be, the prior written consent of the Representatives, or the Company, as applicable, it has not made and will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405) required to be filed by the Company with the SEC or retained by the Company under Rule 433, other than a free writing prospectus containing the information contained in the final term sheet specified in Section 5(b) hereto; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses included in Schedule II hereto and any electronic road show. Any such free writing prospectus consented to by the Representatives or the Company is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company agrees that (x) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the SEC, legending and record keeping. The Company represents and agrees that, without the prior written consent of the Representatives, it has not made and will not make use of any materials that would constitute Marketing Materials relating to the Securities, the Company or the offering of the Securities; and each Underwriter, severally and not jointly, represents and agrees that, without the prior written consent of the Company and the Representatives, it has not made and will not make use of any materials that would constitute Marketing Materials relating to the Securities, the Company or the offering of the Securities. Any such materials the use of which has been consented to by the Company and the Representatives are the Marketing Materials listed in Schedule IV hereto. Each Underwriter, severally and not jointly, agrees to comply with Canadian Securities Laws, and with laws concerning the French language in Québec to the extent applicable, in connection with the provision of any Marketing Materials or any “standard term sheet” (as defined in NI 41-101) to prospective purchasers of the Securities.

(l)              The Company has complied and will comply with the requirements of NI 41-101, NI 44-101 and NI 44-102 applicable to any Marketing Materials, including the filing with or delivery to the Canadian Securities Regulators of the template version of any Marketing Materials the use of which is consented to by the Company and the Representatives not later than the day in respect of which the Representatives have provided timely written notice to the Company that such Marketing Materials were first provided (within the meaning of NI 41-101) to a potential investor.

(m)              The Company will use the net proceeds received by the Company from the sale of the Securities in the manner specified under the caption “Use of Proceeds” in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package.

6.             Conditions to the Obligations of the Underwriters. The obligations of the Underwriters to purchase the Securities shall be subject to the accuracy of the representations and warranties on the part of the Company contained herein as of the Execution Time and the Closing Date, to the accuracy of the statements of the Company made in any certificates pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder and to the following additional conditions:

(a)            (i) The Canadian Final Prospectus shall have been filed with the Canadian Securities Regulators under the Shelf Procedures, (ii) the U.S. Final Prospectus shall have been filed with the SEC pursuant to General Instruction II.L. of Form F-10 under the Act, and (iii) the final term sheet contemplated by Section 5(b) hereof, and any other material required to be filed by the Company in accordance with Rule 433(d) under the Act shall have been filed with the SEC, in each case, within the applicable time period prescribed for such filing and in accordance with Section 5(b) hereof; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no order preventing or suspending the use of any prospectus relating to the Securities shall have been issued and no proceeding for any such purpose shall have been initiated or threatened by the SEC or any of the Canadian Securities Regulators.

(b)            The Company shall have requested and caused Davies Ward Phillips & Vineberg LLP (New York, New York), United States counsel for the Company, to have furnished to the Representatives their opinion and 10b-5 negative assurance letter, in each case dated the Closing Date and addressed to the Representatives, which opinion and letter may be based upon normal assumptions and be subject to such qualifications and conditions as shall be reasonable under the circumstances in form and substance reasonably satisfactory to the Representatives.

(c)            The Company shall have requested and caused Davies Ward Phillips & Vineberg LLP (Toronto, Ontario and Montreal, Quebec), Canadian counsel for the Company, and other local counsel in each of the provinces of Canada, as required, to have furnished to the Representatives their opinion, dated the Closing Date and addressed to the Representatives, which opinion may be based upon normal assumptions and be subject to such qualifications and conditions as shall be reasonable under the circumstances in form and substance reasonably satisfactory to the Representatives.

(d)            The Representatives shall have received from Paul, Weiss, Rifkind, Wharton & Garrison LLP, United States counsel for the Underwriters, such opinion or opinions, dated the Closing Date and addressed to the Representatives, with respect to the issuance and sale of the Securities, the Registration Statement, the Disclosure Package, the U.S. Final Prospectus (together with any supplement thereto) and other related matters as the Representatives may reasonably require, and the Company shall have furnished to such counsel such documents as they reasonably request for the purpose of enabling them to pass upon such matters.

(e)            The Representatives shall have received from Stikeman Elliott LLP, Canadian counsel for the Underwriters, such opinion or opinions, dated the Closing Date and addressed to the Representatives, with respect to the issuance and sale of the Securities and the Canadian Final Prospectus (together with any supplement thereto) and other related matters as the Representatives may reasonably require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

(f)              The Representatives shall have received an opinion of the Company’s Auditors addressed to the Underwriters and the Company and the directors thereof, dated the date of each of the Canadian Preliminary Prospectus, the Canadian Final Prospectus or any Offering Marketing Materials, as the case may be, and acceptable in form and substance to the Representatives, acting reasonably, that the financial information in respect of the Company contained in the Canadian Preliminary Prospectus, the Canadian Final Prospectus or any Offering Marketing Materials, as the case may be, in the French language is in all material respects a complete and proper translation of such financial information contained in such document prepared in the English language.

(g)             The Representatives shall have received an opinion of the Company’s counsel, Davies Ward Phillips & Vineberg LLP (Montreal, Quebec) addressed to the Underwriters and the Company and the directors thereof, dated the date of each of the Canadian Preliminary Prospectus, the Canadian Final Prospectus or any Offering Marketing Materials, as the case may be, and acceptable in form and substance to the Representatives, acting reasonably, that the Canadian Preliminary Prospectus, the Canadian Final Prospectus or any Offering Marketing Materials, as the case may be, in the French language are in all material respects a complete and proper translation of such document prepared in the English language; provided that such opinion(s) shall not be required to cover the financial information in each such document in respect of which an opinion of the Company’s Auditor is provided pursuant to Section 6(f) hereof.

(h)            The Company shall have furnished to the Representatives a certificate of the Company, signed by the chief financial officer of the Company (on behalf of the Company and not in a personal capacity), dated the Closing Date, to the effect that:

(i)            the signer of such certificate has carefully examined the Registration Statement, the Disclosure Package, the Canadian Basic Prospectus, the U.S. Basic Prospectus, the Canadian Final Prospectus and the U.S. Final Prospectus and any amendment or supplement thereto, as well as each electronic road show used in connection with the offering of the Securities, and this Agreement;

(ii)              the representations and warranties of the Company in this Agreement are true and correct on and as of the Closing Date with the same effect as if made on the Closing Date, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date, and the Company has complied in all material respects with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date; and

(iii)             no stop order suspending the effectiveness of the Registration Statement or stop order preventing or suspending the use of any prospectus (including any Issuer Free Writing Prospectus) relating to the Securities has been issued and no proceedings for that purpose have been instituted or, to the Company’s knowledge, threatened by any of the Canadian Securities Regulators or the SEC.

(i)              The receipt obtained from the Reviewing Authority in respect of the Canadian Basic Prospectus shall remain in effect and no order having the effect of ceasing or suspending the distribution of or the trading in the securities of the Company shall have been issued by any Canadian Securities Regulator or any stock exchange and no proceedings for that purpose shall have been issued by any Canadian Securities Regulator or any stock exchange and any request for additional information shall have been complied with.

(j)              The Company shall have requested and caused the Company’s Auditors to have furnished to the Representatives, at the Execution Time and at the Closing Date, letters, dated respectively as of the Execution Time and as of the Closing Date, in form and substance satisfactory to the Representatives, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in or incorporated by reference into the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package; provided that the letter delivered on the Closing Date shall use a “cut-off date” not earlier than two business days prior to the Closing Date.

(k)            Subsequent to the Execution Time or, if earlier, the dates as of which information is given in the Registration Statement, the Canadian Final Prospectus and the U.S. Final Prospectus, there shall not have been (i) any change or decrease specified in the letter or letters referred to in paragraph (h) of this Section 6 or (ii) any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus (exclusive of any supplement thereto) the effect of which, in any case referred to in clause (i) or (ii) above, is, in the sole judgment of the Representatives, so material and adverse to the Company as to make it impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package.

(l)              Prior to the Closing Date, the Company shall have furnished to the Representatives such further information, certificates and documents as the Representatives may reasonably request.

(m)            Subsequent to the Execution Time, there shall not have been any decrease in the rating of any of the Company’s debt securities by S&P Global Ratings (“S&P”) or Fitch Ratings, Inc. (“Fitch”) or any notice given by any such rating organization of any intended or potential decrease in any such rating or of a possible change in any such rating that does not indicate the direction of the possible change.

(n)            FINRA, upon review, if any, of the terms of the public offering of the Securities, shall not have objected to such offering, such terms or the Underwriters’ participation in same.

If any of the conditions specified in this Section 6 shall not have been fulfilled in all material respects when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be in all respects reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters, this Agreement and all obligations of the Underwriters hereunder may be canceled at, or at any time prior to, the Closing Date by the Representatives. Notice of such cancellation shall be given by the Representatives to the Company in writing or by telephone or facsimile confirmed in writing.

The documents required to be delivered by this Section 6 shall be delivered (including via electronic delivery) at the office of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel for the Underwriters, at 1285 Avenue of the Americas, New York, New York 10019, on the Closing Date.

7.             Reimbursement of Underwriters’ Expenses. If the sale of the Securities provided for herein is not consummated because any condition to the obligations of the Underwriters set forth in Section 6 hereof is not satisfied, because of any termination pursuant to Section 10(i) hereof, or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof other than by reason of a default by any of the Underwriters, the Company will reimburse the Underwriters severally through the Representatives on demand for all reasonable and documented out-of-pocket expenses (including reasonable fees and disbursements of counsel) that shall have been incurred by them in connection with the proposed purchase and sale of the Securities.

8.             Indemnification and Contribution. (a) The Company agrees to indemnify and hold harmless each Underwriter, its affiliates involved in the distribution of the Securities, the directors, officers, employees and agents of each Underwriter and each person who controls any Underwriter within the meaning of either the Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act or other Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement as originally filed or in any amendment thereof, or in any Canadian Preliminary Prospectus, U.S. Preliminary Prospectus, Canadian Basic Prospectus, U.S. Basic Prospectus, Canadian Final Prospectus, U.S. Final Prospectus, any Issuer Free Writing Prospectus, any roadshow, the Offering Marketing Materials or the information contained in the final term sheet required to be prepared and filed pursuant to Section 5(b) hereto, or in any amendment thereof or supplement thereto or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion therein. This indemnity agreement will be in addition to any liability which the Company may otherwise have.

(b)            Each Underwriter severally and not jointly agrees to indemnify and hold harmless the Company, each of its directors, each of its officers who signs the Registration Statement or the Canadian Final Prospectus, and each person who controls the Company within the meaning of either the Act or the Exchange Act, to the same extent as the foregoing indemnity from the Company to each Underwriter, but only with reference to written information relating to such Underwriter furnished to the Company by or on behalf of such Underwriter through the Representatives specifically for inclusion in the documents referred to in the foregoing indemnity. This indemnity agreement will be in addition to any liability which any Underwriter may otherwise have. The Company acknowledges that the following statements set forth in the Canadian Preliminary Prospectus, U.S. Preliminary Prospectus, Canadian Final Prospectus and U.S. Final Prospectus under the heading “Plan of Distribution”: (i) the first and second sentence of the seventh paragraph thereof related to selling concessions and dealer reallowances and (ii) the first to fifth sentences and the seventh to twelfth sentences of the eighth paragraph thereof related to stabilization, syndicate covering transactions and penalty bids, constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in the Canadian Preliminary Prospectus, the U.S. Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus, the Offering Marketing Materials or any Issuer Free Writing Prospectus.

(c)            Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 8, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a) or (b) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a) or (b) above. The indemnifying party shall be entitled to appoint counsel of the indemnifying party’s choice at the indemnifying party’s expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be reasonably satisfactory to the indemnified party. Notwithstanding the indemnifying party’s election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. It is understood and agreed that the indemnifying party shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all indemnified parties, and that all such fees and expenses shall be reimbursed as they are incurred. Any such separate firm for any Underwriter, its affiliates, directors and officers and any control persons of such Underwriter shall be designated in writing by the Representatives and any such separate firm for the Company, its directors and officers and any control persons of the Company shall be designated in writing by the Company. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify each indemnified party from and against any loss or liability by reason of such settlement or judgment. No indemnifying party shall, without the written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnification could have been sought hereunder by such indemnified party, unless such settlement (x) includes an unconditional release of such indemnified party, in form and substance reasonably satisfactory to such indemnified party, from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)            In the event that the indemnity provided in paragraph (a), (b) or (c) of this Section 8 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company and the Underwriters severally agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending the same) (collectively “Losses”) to which the Company and one or more of the Underwriters may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and by the Underwriters on the other from the offering of the Securities; provided, however, that in no case shall any Underwriter (except as may be provided in any agreement among underwriters relating to the offering of the Securities) be responsible for any amount in excess of the Underwriting Fee applicable to the Securities purchased by such Underwriter hereunder. If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company and the Underwriters severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and of the Underwriters on the other in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations. Benefits received by the Company shall be deemed to be equal to the total net proceeds from the offering (before deducting expenses) received by it, and benefits received by the Underwriters shall be deemed to be equal to the total Underwriting Fee, in each case as set forth on the cover page of the Canadian Final Prospectus and the U.S. Final Prospectus. Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company on the one hand or by the Underwriters on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 8, each person who controls an Underwriter within the meaning of either the Act or the Exchange Act and each affiliate involved in the distribution of the Securities, director, officer, employee and agent of an Underwriter shall have the same rights to contribution as such Underwriter and each person who controls the Company within the meaning of either the Act or the Exchange Act, each officer of the Company who shall have signed the Registration Statement and each director of the Company shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this paragraph (d).

(e)            The Company agrees to indemnify each Underwriter, its affiliates involved in the distribution of the Securities, each employee, officer and director of each Underwriter and each person, if any, who controls any Underwriter within the meaning of the Act and each broker-dealer or other affiliate of any Underwriter, against any loss incurred as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “judgment currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such Underwriter is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person; provided, however, that if, as a result of such variation, the U.S. dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter hereunder (such obligation shall constitute a separate and independent obligation of each Underwriter and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid). The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

9.             Default by an Underwriter. If any one or more Underwriters shall fail to purchase and pay for any of the Securities agreed to be purchased by such Underwriter or Underwriters hereunder and such failure to purchase shall constitute a default in the performance of its or their obligations under this Agreement, the remaining Underwriters shall be obligated severally to take up and pay for (in the respective proportions which the principal amount of Securities set forth opposite their names in Schedule I hereto bears to the aggregate principal amount of Securities set forth opposite the names of all the remaining Underwriters) the Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase; provided, however, that in the event that the aggregate principal amount of Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase shall exceed 10% of the aggregate principal amount of Securities set forth in Schedule I hereto, the remaining Underwriters shall have the right to purchase all, but shall not be under any obligation to purchase any, of the Securities, and if such non-defaulting Underwriters do not purchase all the Securities, this Agreement will terminate without liability to any non-defaulting Underwriter or the Company. In the event of a default by any Underwriter as set forth in this Section 9, the Closing Date shall be postponed for such period, not exceeding five Business Days, as the Representatives shall determine in order that the required changes in the Registration Statement, the Canadian Final Prospectus and the U.S. Final Prospectus or in any other documents or arrangements may be effected. Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to the Company and any non-defaulting Underwriter for damages occasioned by its default hereunder.

10.           Termination. This Agreement shall be subject to termination in the absolute discretion of the Representatives, by notice given to the Company prior to delivery of and payment for the Securities, if at any time prior to such delivery and payment (i) trading in the Company’s common shares shall have been suspended or limited by any of the SEC, the Canadian Securities Regulators, the Toronto Stock Exchange or the NYSE, (ii) trading in securities generally on the Toronto Stock Exchange or NYSE shall have been suspended or limited or minimum prices shall have been established on either of such exchanges, (iii) a banking moratorium shall have been declared either by U.S. federal, New York State or Canadian federal authorities or there shall have occurred a material disruption in securities settlement, payment or clearance services in the United States, or (iv) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States or Canada of a national emergency or war, or other calamity or crisis the effect of which on U.S. and Canadian financial markets is such as to make it, in the sole judgment of the Representatives, impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Canadian Preliminary Prospectus, U.S. Preliminary Prospectus, Canadian Final Prospectus or the U.S. Final Prospectus (exclusive of any supplement thereto).

11.           Representations and Indemnities to Survive. The respective agreements, representations, warranties, indemnities and other statements of the Company or its officers and of the Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or the Company or any of the affiliates, officers, directors, employees, agents or controlling persons referred to in Section 8 hereof, and will survive delivery of and payment for the Securities. The provisions of Sections 7 and 8 hereof shall survive the termination or cancellation of this Agreement.

12.           Notices. All communications hereunder will be in writing and effective only on receipt, and, if sent to the Representatives, will be mailed, delivered or telefaxed to Morgan Stanley & Co. LLC, 1585 Broadway, 29th Floor New York, New York 10036, Attention: Investment Banking Division, email: [Redacted], MUFG Securities Americas Inc., 1221 Avenue of the Americas, 6th Floor, New York, New York 10020, Attention: Capital Markets Group, email: [Redacted], Wells Fargo Securities, LLC, 550 South Tryon Street, 5th Floor, Charlotte, North Carolina 28202, Attention: Transaction Management, email: [Redacted] or BofA Securities, Inc., 114 West 47th Street, NY8-114-07-01, New York, New York 10036, Attention: High Grade Transaction Management/Legal; or, if sent to the Company, will be mailed, delivered or telefaxed to Fortis Inc., Fortis Place, Suite 1100, 5 Springdale Street, St. John’s, NL A1B 3T2, Attention: Regan O’Dea, email: [Redacted] with a copy to Davies Ward Phillips & Vineberg LLP, 155 Wellington Street West, Toronto, ON M5V 3J7 Attention: Robin Upshall, email: [Redacted].

13.           U.S. Special Resolution Regime.

(i)            In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(ii)              In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

As used in this Section 13:

“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Covered Entity” means any of the following:

(i)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

14.           Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors, employees, agents and controlling persons referred to in Section 8 hereof, and no other person will have any right or obligation hereunder.

15.           No Fiduciary Duty. The Company hereby acknowledges and agrees that (a) the purchase and sale of the Securities pursuant to this Agreement is an arm’s-length commercial transaction between the Company, on the one hand, and the Underwriters and any affiliate through which it may be acting, on the other, (b) the Underwriters are acting as principal and not as an agent or fiduciary of the Company, (c) the Company’s engagement of the Underwriters in connection with the offering and the process leading up to the offering is as independent contractors and not in any other capacity and no Underwriter has assumed an advisory or fiduciary responsibility in favor of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) or any other obligation to the Company except the obligations expressly set forth in this Agreement and (d) none of the activities of the Underwriters in connection with the transactions contemplated herein constitutes a recommendation, investment advice, or solicitation of any action by the Underwriters with respect to any entity or natural person. Furthermore, the Company agrees that it is solely responsible for making its own judgments in connection with the offering (irrespective of whether any of the Underwriters has advised or is currently advising the Company on related or other matters) and the Company has consulted its own legal and financial advisors to the extent it deemed appropriate. The Company agrees that it will not claim that the Underwriters have rendered advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.

16.           Integration. This Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement and shall supersede all prior agreements and understandings (whether written or oral) between the Company and the Underwriters, or any of them, with respect to the subject matter hereof.

17.           Applicable Law and Submission to Jurisdiction. This Agreement and any claim, controversy or dispute arising under or related to this Agreement or the transactions contemplated hereby (including without limitation, any claims sounding in equity, statutory law, contract law or tort law arising out of the subject matter hereof) shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to its conflicts of laws doctrine. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the federal courts of the United States of America located in the Borough of Manhattan in the City of New York or the courts of the State of New York in each case located in the Borough of Manhattan in the City of New York (collectively, the “Designated Courts”), and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court, as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail to such party’s address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Designated Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum. Each party not located in the United States has irrevocably appointed CT Corporation System, New York, New York, as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the Borough of Manhattan in the City of New York.

To the extent that the Company has or hereafter may acquire any immunity (sovereign or otherwise) from the jurisdiction of any court of (i) Canada or any political subdivision thereof, (ii) the United States or the State of New York, (iii) any jurisdiction in which it owns or leases property or assets or from any legal process (through service of notice, attachment prior to judgment, attachment in aid of execution, execution, set-off or otherwise) with respect to themselves or their respective property and assets or this Agreement, the Company hereby irrevocably waives such immunity in respect of its obligations under this Agreement to the fullest extent permitted by applicable law.

18.           Waiver of Jury Trial. THE COMPANY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

19.           Electronic Signatures. The words “execution,” “signed,” “signature,” and words of like import in this Agreement or in any amendment or other modification hereof (including waivers and consents) shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

20.           Amendments or Waivers. No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the Company and the Representatives.

21.           Headings. The section headings used herein are for convenience only and shall not affect the construction hereof.

22.           Definitions. The terms that follow, when used in this Agreement, shall have the meanings indicated.

“1939 Act” shall mean the Trust Indenture Act of 1939, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Business Day” shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City or St. John’s Newfoundland and Labrador.

“Canadian Preliminary Prospectus” shall mean any preliminary prospectus supplement of the Company to the Canadian Basic Prospectus which describes the Securities and the offering thereof filed with the Canadian Securities Regulators, together with the Canadian Basic Prospectus, including all documents incorporated therein by reference (in both the English and French languages, unless the context indicates otherwise), and is used by the Underwriters prior to the Execution Time.

“CIRO” shall mean the Canadian Investment Regulatory Organization.

“Disclosure Package” shall mean (i) the U.S. Basic Prospectus, together with each U.S. Preliminary Prospectus that is generally distributed to investors and used to offer the Securities, including any document that is incorporated by reference therein, (ii) the Issuer Free Writing Prospectuses, if any, identified in Schedule II hereto, including the final term sheet prepared and filed pursuant to Section 5(b) hereto and (iii) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package.

“Effective Date” shall mean each date and time that the Registration Statement, any post-effective amendment or amendments thereto becomes effective.

“Environmental Laws” means any Canadian, United States and other applicable foreign, federal, provincial, state, local or municipal laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Execution Time” shall mean the date and time that this Agreement is executed and delivered by the parties hereto.

“Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405.

“Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus, as defined in Rule 433.

“knowledge of the Company” or “Company’s knowledge” shall mean the knowledge of the officers of the Company.

“Marketing Materials” shall have the meaning ascribed thereto in NI 41-101.

“NI 41-101” shall mean National Instrument 41-101 - General Prospectus Requirements.

“Offering Marketing Materials” shall mean the template version of each of the Marketing Materials listed in Schedule IV hereto.

“Rule 164”, “Rule 172”, “Rule 405” and “Rule 433” refer to such rules under the Act.

“SEC” shall mean the Securities and Exchange Commission.

“subsidiary” shall mean each direct and indirect subsidiary of the Company.

“template version” shall have the meaning given to it in NI 41-101 and includes any revised template version of Marketing Materials as contemplated by such instrument.

“U.S. Preliminary Prospectus” shall mean any preliminary prospectus supplement to the U.S. Basic Prospectus which describes the Securities and the offering thereof and is used by the Underwriters prior to the Execution Time.

23.           Partial Unenforceability. The invalidity or unenforceability of any Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Section, paragraph or provision hereof. If any Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

24.           Compliance with USA PATRIOT Act. In accordance with the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law on October 26, 2001), as amended), the Underwriters are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and addresses of their respective clients, as well as other information that will allow the Underwriters to properly identify their respective clients.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Company and the several Underwriters.

Very truly yours,

FORTIS INC.

By:	/s/ Jocelyn H. Perry
Name: Jocelyn H. Perry
Title: Executive Vice President, Chief Financial Officer

By:	/s/ Stuart I. Lochray
Name: Stuart I. Lochray
Title: Executive Vice President, Strategy and Business Development

[Signature Page to Underwriting Agreement]

The foregoing Agreement is hereby confirmed and accepted as of the date first above written.

MORGAN STANLEY & CO. LLC

By:	/s/ Natalie Smithson
Name:	Natalie Smithson
Title:	Vice President

MUFG SECURITIES AMERICAS INC.

By:	/s/ Lee Schreibstein
Name:	Lee Schreibstein
Title:	Managing Director

WELLS FARGO SECURITIES, LLC

By:	/s/ Carolyn Hurley
Name:	Carolyn Hurley
Title:	Managing Director

BOFA SECURITIES, INC.

By:	/s/ Robert Colucci
Name:	Robert Colucci
Title:	Managing Director

For themselves and the other

several Underwriters named in Schedule I to the foregoing Agreement.

[Signature Page to Underwriting Agreement]

Schedule I

Underwriters	Principal Amount of NC5 Notes to be Purchased (US$)		Principal Amount of NC10 Notes to be Purchased (US$)
Morgan Stanley & Co. LLC		85,000,000		85,000,000
MUFG Securities Americas Inc.		85,000,000		85,000,000
Wells Fargo Securities, LLC		85,000,000		85,000,000
BofA Securities, Inc.		75,000,000		75,000,000
BMO Capital Markets Corp.		27,000,000		27,000,000
CIBC World Markets Corp.		27,000,000		27,000,000
RBC Capital Markets, LLC		27,000,000		27,000,000
Scotia Capital (USA) Inc.		27,000,000		27,000,000
TD Securities (USA) LLC		27,000,000		27,000,000
National Bank of Canada Financial Inc.		15,000,000		15,000,000
Academy Securities, Inc.		10,000,000		10,000,000
Desjardins Securities Inc.		10,000,000		10,000,000
Total	US$	500,000,000	US$	500,000,000

Schedule II

Schedule of Free Writing Prospectuses included in the Disclosure Package:

Pricing Term Sheet dated September 9, 2026 (in the form of Schedule III hereto)

Schedule III

[A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. The final base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents are accessible through SEDAR+. Copies of the documents may be obtained from Morgan Stanley Canada Limited at 1-416-943-8400, MUFG Securities (Canada), Ltd. at 1-877-649-6848, Wells Fargo Securities Canada, Ltd. at 1-416-775-2038 or Merrill Lynch Canada Inc. at 1-800-294-1322.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.]1

Fortis Inc.

6.625% Fixed-to-Fixed Rate Junior Subordinated Notes due 2057

6.875% Fixed-to-Fixed Rate Junior Subordinated Notes due 2057

Dated September 9, 2026

The following information supplements (or supersedes, to the extent that it is inconsistent therewith) the Preliminary Prospectus Supplement dated September 9, 2026 relating to the below described securities (the “Preliminary Prospectus Supplement”). Capitalized terms used but not defined in this pricing term sheet shall have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Fortis Inc. (“Fortis”)
Security:

6.625% Fixed-to-Fixed Rate Junior Subordinated Notes due 2057 (the “NC5 Notes”)

6.875% Fixed-to-Fixed Rate Junior Subordinated Notes due 2057 (the “NC10 Notes” and, together with the NC5 Notes, the “Notes”)

Principal Amount:	NC5 Notes: US$500,000,000 NC10 Notes: US$500,000,000
Pricing Date:	September 9, 2026
Settlement Date:	September 21, 2026 (T+8)
Maturity Date:	NC5 Notes: March 30, 2057 (the “Maturity Date” with respect to the NC5 Notes) NC10 Notes: March 30, 2057 (the “Maturity Date” with respect to the NC10 Notes)

1 To be included in Canadian version of the term sheet.

Offering Price:	NC5 Notes: 100.000% of the principal amount NC10 Notes: 100.000% of the principal amount
Interest Rate:

The NC5 Notes will bear interest from, and including, September 21, 2026 to, but excluding, March 30, 2032 at a rate of 6.625% per annum. From, and including, March 30, 2032 to but excluding the Maturity Date, the outstanding NC5 Notes will bear interest at a rate per annum equal to the 5-Year Treasury Rate (subject to reset as described below) plus 2.016%; provided, that the interest rate during any Interest Rate Reset Period will not reset below 6.625% (which equals the initial interest rate on the NC5 Notes).

The NC10 Notes will bear interest from, and including, September 21, 2026 to, but excluding, March 30, 2037 at a rate of 6.875% per annum. From, and including, March 30, 2037 to but excluding the Maturity Date, the outstanding NC10 Notes will bear interest at a rate per annum equal to the 5-Year Treasury Rate (subject to reset as described below) plus 2.042%; provided, that the interest rate during any Interest Rate Reset Period will not reset below 6.875% (which equals the initial interest rate on the NC10 Notes).

The 5-Year Treasury Rate for computing interest on the outstanding Notes of each series from and after the applicable Initial Interest Rate Reset Date will be calculated as of the applicable Interest Rate Calculation Date for each Interest Rate Reset Period.

“Initial Interest Rate Reset Date” means March 30, 2032 with respect to the NC5 Notes, and March 30, 2037 with respect to the NC10 Notes.

“Interest Rate Calculation Date” means the second business day immediately preceding the applicable Interest Rate Reset Date.

“Interest Rate Reset Date” means the applicable Initial Interest Rate Reset Date and each subsequent date prior to the Maturity Date falling on the fifth anniversary of the immediately preceding Interest Rate Reset Date.

“Interest Rate Reset Period” means the period from and including the applicable Initial Interest Rate Reset Date to, but not including, the next following Interest Rate Reset Date and thereafter each period from and including each Interest Rate Reset Date to, but not including, the next following Interest Rate Reset Date (or, in the case of the final Interest Rate Reset Period commencing on the Final Interest Rate Reset Date, the period from and including such Final Interest Rate Reset Date to, but not including, the applicable Maturity Date).

Interest Payment Dates:	Interest on the Notes is payable semi-annually in arrears on March 30 and September 30 (each, an “Interest Payment Date”) in each year, commencing on March 30, 2027 subject to deferral pursuant to the Deferral Right.
Deferral Right:	So long as no Event of Default has occurred and is continuing, Fortis may elect, at its sole option, at any date other than an Interest Payment Date, to defer the interest payable on the Notes (the “Deferral Right”) on one or more occasions for up to 10 consecutive years.
Optional Redemption:	Fortis may, at its option, on giving not more than 60 days’ nor less than 10 days’ prior notice to the holders of the Notes of a series, redeem the Notes of such series, in whole at any time or in part from time to time, (i) on any day in the period commencing on (and including) the date falling 90 days prior to the applicable Initial Interest Rate Reset Date and ending on (and including) the applicable Initial Interest Rate Reset Date and (ii) thereafter, on any Interest Rate Reset Date or any Interest Payment Date for such series, in each case, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed together with accrued and unpaid interest (including Deferred Interest, if any) thereon to, but excluding, the date fixed for such redemption.
Redemption on Tax Event or Rating Event:	At any time within 90 days following the occurrence of a Tax Event with respect to a series of Notes, Fortis may, at its option, redeem all (but not less than all) of the Notes of such series at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest (including Deferred Interest, if any) thereon to, but excluding, the date fixed for redemption. At any time within 90 days following the occurrence of a Rating Event with respect to a series of Notes, Fortis may, at its option, redeem all (but not less than all) of the Notes of such series at a redemption price equal to 102% of the principal amount thereof, together with accrued and unpaid interest (including Deferred Interest, if any) thereon to, but excluding, the date fixed for redemption.
CUSIP / ISIN:	NC5 Notes: 349553 AV9 / US349553AV96 NC10 Notes: 349553 AW7 / US349553AW79

Denomination:	The Notes will be issued in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.
Joint Book-Running Managers[**][2]:	Morgan Stanley & Co. LLC MUFG Securities Americas Inc. Wells Fargo Securities, LLC BofA Securities, Inc.
Co-Managers[**][2]:

BMO Capital Markets Corp.

CIBC World Markets Corp.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

National Bank of Canada Financial Inc.

Academy Securities, Inc.

Desjardins Securities Inc.

***

[** Note: The Offering of the Notes in Canada is being made through the Affiliates of the Underwriters that are permitted under applicable securities laws to offer and sell the Notes in each of the provinces of Canada.]2

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, MUFG Securities Americas Inc. toll-free at (877) 649-6848, Wells Fargo Securities, LLC toll-free at (800) 645-3751 or BofA Securities, Inc. toll-free at (800) 294-1322.

2 To be included in Canadian version of the term sheet.

Schedule IV

Schedule of Marketing Materials:

Investor Presentation dated September 9, 2026

Pricing Term Sheet dated September 9, 2026 (in the form of Schedule III hereto)